UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Equus Total Return, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

294766100
(CUSIP Number)

Mary Foster

A Plus Filing Solutions, Inc.

11650 South State Street

Suite 240

Draper, UT 84020

Telephone: (801) 816-2550

Facsimile: (801) 816-2599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 294766100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Kekovia Enterprises Company Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 850,000
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 850,000
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.05%
14		TYPE OF REPORTING PERSON (See Instructions) CO

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SCHEDULE 13D

CUSIP No. 294766100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Gabriel Lahyani
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 850,000
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 850,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.05%
14		TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

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Item 1. Security and Issuer

This statement on Schedule 13D relates to the acquisition of shares of common stock (the “Common Stock”) of Equus Total Return, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at Eight Greenway Plaza, Suite 930, Houston, Texas 77046.

Item 2. Identity and Background

This statement is being filed jointly by: Kekovia Enterprises Company Limited (“Kekovia”) and Gabriel Lahyani (hereafter, collectively, the “Reporting Persons”).

Kekovia is a limited company organized under the laws of Cyprus and is a special purpose investment vehicle. Kekovia’s principal office is located at Pantelli Katelari 16, DIAGORAS HOUSE, 7th Floor, P.C. 1097, Nicosia, Cyprus. Kekovia is wholly-owned by Gabriel Lahyani.

Mr. Lahyani’s business address is Pantelli Katelari 16, DIAGORAS HOUSE, 7th Floor, P.C. 1097, Nicosia, Cyprus. Mr. Lahyani is a citizen of Isreal.

Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth in Exhibit A is the name, business address, principal present occupation and citizenship of Mr. Lahyani, who is the sole control person of Kekovia.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding. In addition, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of the consideration provided in exchange for the Common Stock acquired by Kekovia consisted of 5,704 bonds issued by Orco Germany S.A. (hereafter, the “Bonds”).

Item 4. Purpose of Transaction

This filing is submitted in connection with the acquisition of 850,000 shares of Common Stock of the Company by Kekovia in exchange for the Bonds. The Reporting Persons have no plans or proposals which related to or would result in any of the following:

(a)                the acquisition by any person of additional securities of the Company, of the disposition of securities of the Company;

(b)               an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)                a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)               any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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(e)                any material change in the present capitalization or dividend policy of the Company;

(f)                any other material change in the Company’s business or corporate structure, including but not limited to, any plans or proposals to make any changes in the Company’s investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)               changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)               causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                 a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                 any action similar to any of those enumerated above.

Item 5. Interests in Securities of the Issuer

(a)               The Reporting Persons beneficially own 850,000 shares of Common Stock, which represent approximately 8.05% of the issued and outstanding shares of Common Stock of the Company.

(b)               The Reporting Persons have the power to vote, or direct the vote, and dispose of, or direct the disposition of, 850,000 shares of Common Stock, which represent approximately 8.05% of the outstanding shares of Common Stock.

(c)                During the past 60 days, none of the Reporting Persons have purchased any shares of the Company.

(d)               No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)                Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to
Securities of the Issuer.

None.

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Item 7. Materials to be filed as Exhibits.

Exhibit A. Principals of Kekovia

Exhibit B. Joint Filing Agreement

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEKOVIA ENTERPRISES COMPANY LIMITED

By: /s/ Gabriel Lahyani*
 Name: Gabriel Lahyani

Title: Managing Director

GABRIEL LAHYANI

By: /s/ Gabriel Lahyani*

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EXHIBIT A

Principals of Kekovia

Gabriel Lahyani is the sole principal of Kekovia. Mr. Lahyani’s name, business address, present principal occupation, and citizenship are set forth below.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Gabriel Lahyani Pantelli Katelar; 16, DIAGORAS HOUSE, 7th Floor, PC 1097, Nicosia, Cyprus

KEKOVIA ENTERPRISES COMPANY LIMITED

Managing Director and sole owner. Kekovia’s principal office is at Pantelli Katelar; 16, DIAGORAS HOUSE, 7th Floor, P.C. 1097, Nicosia, Cyprus.

ORCO PROPERTY Group S.A.

Head of International Development. The Principle office of Orco Property Group S.A. is located at 25 rue Balzac 75406 Paris cedex 08, France

Israel

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EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of Equus Total Return, Inc. and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on April 29, 2011.

KEKOVIA ENTERPRISES COMPANY LIMITED

By: /s/ Gabriel Lahyani*

Name: Gabriel Lahyani

Title: Managing Director

GABRIEL LAHYANI

By: /s/ Gabriel Lahyani*

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